Exhibit 17.1

Letter of Resignation Omar G. Barrientos

August 15, 2006

Sunrise U.S.A. Incorporated
3203 E. Ovid Avenue
Des Moines, IA 50317

Gentlemen:

Please accept this letter as my resignation, effective immediately, from my position as a member of the Board of Directors and from all executive officer positions that I hold with Sunrise U.S.A Incorporated.

Very truly yours,

/s/ Omar G. Barrientos
Omar G. Barrientos